UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                 (Rule 13d-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No._1_)1



                              ANDREW CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                  034425108
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                                (CUSIP Number)

                           Pequot Capital Management, Inc.
                              500 Nyala Farm Road
                           Westport, Connecticut 06880
                        Attn: Aryeh Davis, General Counsel
                                (203) 429-2200
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                November 6, 2003

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                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following pages)

                                                              Page 2 of 4 Pages

CUSIP No. 034425108                          13D

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   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


       Pequot Capital Management, Inc.
         06-1524885
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]

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   3   SEC USE ONLY



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   4   SOURCE OF FUNDS*

       00
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Connecticut
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   NUMBER OF      7    SOLE VOTING POWER       4,627,365
    SHARES
 BENEFICIALLY    -------------------------------------------------------------
   OWNED BY      8    SHARED VOTING POWER      -0-
     EACH
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER    4,627,365
      WITH
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER   -0-

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,627,365

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.9%
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  14   TYPE OF REPORTING PERSON*

       IA
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                                        Page 3 of 4 Pages

Item 1. Security and Issuer

         Class of Securities:       Common Stock, par value $.01 per share
                                    (the "Shares")

         Issuer:                    Andrew Corporation (the "Issuer")
                                    10500 West 153rd Street
                                    Orland Park, Illinois 60462
Item 2. Identity and Background

         Name of Reporting Person:  Pequot Capital Management, Inc.
                                    (the "Reporting Person")

         State of Incorporation:    Connecticut

         Principal Business: The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment advisor to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The address of the principal business and office, and of the Executive Officers, Director and Controlling Person (as defined below) is 500 Nyala Farm Road, Westport, CT 06880.

         The Reporting Person is the investment advisor/manager of, and exercises sole investment discretion over, Pequot Private Equity Fund III, L.P., a Delaware limited partnership, Pequot Endowment Fund, L.P., a Delaware limited partnership, and Pequot Offshore Private Equity Partners III, L.P. a Cayman Islands limited partnership, (together, the "Funds"), three of the Accounts. Gerald A. Poch, a managing director of the Reporting Person, is a member of the board of directors of the Issuer.

         The executive officers of the Reporting Person are Messrs. Arthur J. Samberg, Ms. Sharon Haugh and Mr. Harold Kahn, the director of the Reporting Person is Mr. Arthur J. Samberg, and the controlling shareholder is Mr. Arthur
J. Samberg (collectively, the "Executive Officers, Director and Controlling Person"). Each of the Executive Officers, Director and the Controlling Person are citizens of the United States.

         Neither the Reporting Person nor the Executive Officers, Director and Controlling Person have, during the last five years, been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

         Neither the Reporting Person nor any of the Executive Officers, Director and Controlling Person have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         As of the date hereof, under Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is the beneficial owner of 4,619,428 Shares and 7,937 Phantom Stock Units (Memo Shares) in the accounts for which the Reporting Person exercises investment discretion (the "Accounts"). On November 6, 2003, in the transaction which is the subject of this filing, the Reporting Person sold 1,707,016 Shares at an average price of $13.1826.

Item 4. Purpose of Transaction.

        The disposition of the Shares described herein is conducted in the ordinary course of the Reporting Person's investment activities. The Reporting Person reserves the right to purchase additional Shares or dispose of any Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future. The Reporting Person reserves the right to take whatever further action with respect to the Accounts' holdings in the Issuer as the Reporting Person deems to be in the best interest of such Accounts.


Item 5. Interest in Securities of the Issuer.

         As of the date hereof, the Reporting Person is the beneficial owner of 4,619,428 Shares and 7,937 Phantom Stock Units (Memo Shares). The Phantom Stock Units convert into Shares on a one-for-one basis. The Memo Shares will be paid in cash, less applicable tax withholding (if any), when the service of a Director of the Issuer is completed. The Memo Shares were accrued under the Issuer's Deferred Compensation Plan. Gerald A. Poch is an employee of the Reporting Person and serves on the Board of Directors of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as described in Items 3, 4 and 5 neither the Reporting Person nor any of the Executive Officers, Director and Controlling Person is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.


Item  7. Material to be filed as Exhibits

         None

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2003

                                                 PEQUOT CAPITAL MANAGEMENT, INC.



                                                 /s/Aryeh Davis
                                                ---------------------
                                                Aryeh Davis
                                                General Counsel